

February 23, 2015

Ardell Mees
Chief Executive Officer
ADM Endeavors, Inc.
2021 N 3rd St.
Bismarck, ND 58501

> **Re: ADM Endeavors, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 10, 2015**
> **File No. 333-201351**

Dear Mr. Mees:

        We have reviewed your amendment and your letter dated February 10, 2015, and we have the following comments.

General

1. Your current interim financial information is now stale since it is as of a date more than 45 days after your year-end of December 31, 2014. Please note the Rule 8-08(b) of Regulation S-X requirement for audited financial statements of the most recently completed year when filing your next amendment, since the company reported losses from continuing operations for 2012 and it appears likely, based on the nine-month period ended September 30, that the company will be reporting a pre-tax loss during the most recently completed fiscal year.

Selling Security Holders, page 16

2. Footnotes 2 and 3 do not appear to correspond with any text in this section. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

3. Please provide the required disclosure of your financial condition and results of operations for the last two fiscal years.

Results of Operations for the three months ended September 30, 2014 and 2013

4. Please clarify your disclosure in the fourth paragraph that any funds raised in this offering will go not to the Company but to your CEO. We understand that the offering you are

registering is for the resale of shares by selling shareholders, and the proceeds will go to the selling shareholders.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Chase Chandler (*via e-mail*)
Brunson Chandler & Jones, PLLC